                                                 FOLEY & LARDNER LLP
                                                 ATTORNEYS AT LAW

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                                October 25, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4569
Washington, DC 20549-4561
Attention: Timothy A. Geishecker, Esq.
           Christian Windsor, Esq.

               Re: Euro Currency Trust - Registration Statement on Form S-1
                   (Registration Number 333-125581)

Gentlemen:

          On behalf of Euro Currency Trust (the "Trust"), sponsored by Rydex
Specialized Products LLC(1) d/b/a Rydex Investments (the "Sponsor"), earlier today we filed Amendment No. 2 ("Amendment No. 2") to the Registration Statement
on Form S-1 filed by the Trust on June 7, 2005 and amended on August 12, 2005
("Amendment No. 1") (the "Registration Statement"). Enclosed with the hard copy of this letter is a blacklined version of Amendment No. 2 showing the changes made since Amendment No. 1.

          Set out below are our responses, made on behalf of the Trust, to the comment letter of the Division of Corporation Finance (the "Staff") dated
September 8, 2005. For your convenience, the text of each Staff comment is stated in full, and our response follows each comment. In some cases, comments that addressed multiple issues have been subdivided. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 2. Page numbers mentioned in this letter refer to the corresponding page numbers in the blacklined version of Amendment No. 2 delivered to you in Microsoft Word format by electronic mail as a courtesy copy of the filing. Some of your comments relate to the example financial statements we provided in Exhibit A to the letter we sent you dated August 12, 2005. We have responded to those comments below and attach hereto a revised Exhibit A.

----------
     (1) In the Registration Statement and First Amendment, we previously identified PADCO Advisors II, Inc., a Maryland corporation, as the Sponsor of the Trust. In the letter we sent you on August 12, 2005 responding to your comments on the initial Form S-1 filed on June 7, 2005, we stated that the
Sponsor would be a Delaware limited liability company named Currency Group LLC.
Rydex has decided to use Rydex Specialized Products LLC, a newly-formed Delaware limited liability company, as the Sponsor. Amendment No. 2 reflects this substitution.

[FOLEY LOGO]

Securities and Exchange Commission
Division of Corporation Finance
October 25, 2005

GENERAL

1. We note your response to comment number 2 and will process your amendment with missing information (e.g., exhibits, financials, missing text throughout, such as in the section on experts, etc.). Since this missing information triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues in areas not previously commented on, and we may take a significant amount of time to review your document. Also, the staff will not be in a position to comment further on your disclosure until you provide your audited financial statements and relevant stub period disclosure.

Response: We have provided in Amendment No. 2 all of the relevant information that is known and reasonably available at this time.

2A. We consider the sale of shares by the Fund to Authorized Participants and the resale of these shares by Authorized Participants to investors as one offering by the Fund through the Authorized Participants, which are acting as underwriters. Please confirm to us that the Authorized Participants will distribute this prospectus in connection with their sales to other investors.

Response: Authorized Participants may sell Shares in one of two ways. First, an
Authorized Participant may sell Shares directly to a purchaser, i.e., a customer, otherwise than through a national securities exchange or to or through a market maker. For these direct sales, an Authorized Participant is obligated to deliver a prospectus to the purchaser. Second, an Authorized Participant may sell Shares through a national securities exchange or to or through a market maker. For these sales, the broker-dealer with whom the Authorized Participant is selling Shares must deliver the prospectus to its customer.

2B. Also, please revise your document, including the prospectus cover page, the description of subscription procedures, and the plan of distribution, to clearly describe the terms of the offering to persons who purchase your shares from the
Authorized Participants. Please ensure that the material terms of those offerings, including the offering price, are clearly disclosed.

Response: Authorized Participants do not purchase Baskets at a discount and the price at which they resell Shares is determined by demand for the Shares, i.e.,
"at the market" pricing. The cover page of the Prospectus states: "It is expected that the Shares will be offered and sold to the public by Authorized
Participants at varying prices in U.S. dollars to be determined by reference to, among other things, the market price of euro and the trading price of the Shares on the New York Stock Exchange (NYSE) at the time of each sale."

JACKSONVILLE   NEW YORK     BOSTON     SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES    ORLANDO      BRUSSELS   SAN FRANCISCO       TOKYO
MADISON        SACRAMENTO   CHICAGO    SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE      SAN DIEGO    DETROIT    TALLAHASSEE         WEST PALM BEACH

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Securities and Exchange Commission
Division of Corporation Finance
October 25, 2005

3. Since the Authorized Purchasers who will be purchasing units in this offering will be re-selling these units to investors, please identify the Authorized
Purchasers as underwriters pursuant to Section 2(11) of the Securities Act of
1933. In addition, please revise your disclosure accordingly.

Response: As we discussed by telephone, because the Authorized Participants will not be receiving compensation in connection with selling Shares of the Trust, the Authorized Participants, while they may be statutory underwriters, are not engaging in typical underwriting activities or receiving typical underwriting fees or other compensation. Thus, we believe that our disclosure regarding the
Authorized Participants' status as underwriters is appropriate and does not require revision. Pursuant to our discussion, our disclosure is substantially identical to the disclosure contained in the StreetTracks Gold (No. 333-105202)
registration statement.

4. We note your response to comment number 10. Please provide us with copies of any sales literature that you create.

Response: No sales literature has been created to date. On behalf of the Trust, we confirm that the Trust will abide by the obligations created by Section
II.B.2.i of Release No. 33-6900.

5. We note your response to prior comment 7. Since the Authorized Participants will be acting as underwriters, securities purchased directly from the Trust by the Authorized Participants must have a price. Consequently, revise this section to state the price or the specific pricing formula that will be used to sell the securities purchased by the Authorized Participants to the retail market.

Response: Authorized Participants will deposit the Basket Euro Amount with the
Depository for each Basket purchased and will pay the Trustee a $500 fee for each Purchase Order or Redemption Order (which may include multiple Baskets).
Initially the Basket Euro Amount will be 5,000,000 Euro. After the initial
Baskets are sold, the Basket Euro Amount shall be an amount of Euro bearing the same proportion to the number of Baskets to be created as the total assets of the Trust (net of estimated accrued but unpaid expenses) bears to the number of
Baskets outstanding on the second business day after the date that the order to purchase is properly received. The Basket Euro Amount will be published every business day on the Trust's website. Authorized Participants will sell Shares to their customers directly or to the broader retail market through the New York
Stock Exchange with "at the market" pricing. Due to the nature of this product, there is no "price or specific pricing formula" that Authorized Participants are expected to use; however, newly-created Shares will probably be sold at a price very close to the price at which the Shares trade on the New York Stock
Exchange.

6. In the event that the Authorized Participants intend to engage in market-making, specialist-trading, or other activities, please provide your analysis as to how those transactions will be priced

JACKSONVILLE   NEW YORK     BOSTON     SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES    ORLANDO      BRUSSELS   SAN FRANCISCO       TOKYO
MADISON        SACRAMENTO   CHICAGO    SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE      SAN DIEGO    DETROIT    TALLAHASSEE         WEST PALM BEACH

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Securities and Exchange Commission
Division of Corporation Finance
October 25, 2005

and whether the Authorized Participants would have on-going prospectus delivery obligations after the initial sale of the securities.

Response: Authorized Participants will sell Shares to the retail market through the New York Stock Exchange with "at the market" pricing determined by demand for the Shares or directly to their customers at prevailing market prices.
Please see the response to comment number 2 regarding prospectus delivery obligations.

7A. We note your response to prior comment 11. Please provide your analysis as to how the sale of the baskets prior to the effectiveness of this registration statement does not constitute a violation of Section 5 as a private sale that would be integrated into the public offering.

Response: As we discussed by telephone, the sale of an initial Basket was contemplated so that we could provide audited financial statements in the
Registration Statement. Pursuant to our discussion, we have revised our disclosure to state that, prior to the effectiveness of the Registration
Statement, the Sponsor will deposit 100 euro in the Deposit Account in exchange for one Share of the Trust. The Trustee will instruct DTC to record the Share as owned by the Sponsor. The Sponsor will purchase the Share solely for the purpose of forming the Trust and the Sponsor will redeem the Share for 100 euro immediately after the Registration Statement is effective. Our audited financial statements to be included with the Registration Statement will reflect this transaction. Accordingly, we will not sell Baskets prior to the effectiveness of the Registration Statement.

7B. Also, please advise the staff how negotiating with Hunter Structured
Products LLC during the pendency of this registration statement does not constitute either general solicitation or an unregistered offer.

Response: We note that Section 2(a)(3) of the Securities Act excludes, from the definition of "offer," "preliminary negotiations or agreements between an issuer
.... and any underwriter or among underwriters who are or are to be in privity of contract with an issuer." These preliminary negotiations with Hunter Structured
Products LLC related to the possibility of Hunter Structured Products LLC serving as an Authorized Participant, and hence a statutory underwriter, to the
Euro Currency Trust. Therefore, we believe that these preliminary negotiations fall within the Section 2(a)(3) exclusion.

8. Please confirm that you will identify Authorized Participants as an underwriter using a pre-effective or post-effective amendment prior to the
Authorized Participant commencing selling of the Trust's shares.

Response: As we discussed by telephone, we have disclosed in the Registration
Statement (on page 9) that a list of the current Authorized Participants can be obtained from the Trustee or the Sponsor.

JACKSONVILLE   NEW YORK     BOSTON     SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES    ORLANDO      BRUSSELS   SAN FRANCISCO       TOKYO
MADISON        SACRAMENTO   CHICAGO    SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE      SAN DIEGO    DETROIT    TALLAHASSEE         WEST PALM BEACH

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Securities and Exchange Commission
Division of Corporation Finance
October 25, 2005

This approach is consistent with the approach taken by StreetTracks Gold and
iShares Comex Gold (No. 333-112589). Because we will provide the list of
Authorized Participants to those who request it, we do not intend to file pre-effective or post-effective amendments prior to the Authorized Participants commencing selling of the Trust's shares.

GLOSSARY, PAGE II

9. Move this section so that it appears after the disclosure required by Items
501-503 of Regulation SK.

Response: The Glossary was moved and now appears after the Risk Factors section of the prospectus (Page 16).

PROSPECTUS SUMMARY, PAGE 1

10. Revise your disclosure to identify whether you have sought to have the
Trust's units listed for trading on any other market.

Response: We have not sought to have the Shares listed for trading on any market other than the New York Stock Exchange. We have added to the cover page that
"...the Sponsor has not sought to have the Shares listed on any other market."

11. Revise this section to clarify that the Sponsor will take a minimum of 4.8%
of the Trust's net asset value annually as fees. Also, please identify the amount of all other known fees, like the annual fee paid to Foley & Lardner LLP.

Response: We have revised the disclosure to clarify the treatment of fees. On an annualized (rather than monthly) basis, the Sponsor's fee is 0.40% (not 4.8%) of the euro in the Trust. Amendment No. 2 and the Depositary Trust Agreement state
"The Sponsor's fee accrues daily at an annual nominal rate of 0.40% of the euro in the Trust (including all unpaid interest but excluding unpaid fees, each as accrued through the immediately preceding day) and is paid monthly" (pages 7 and
F-6). In subsequent occurrences, Amendment No. 2 states "The Sponsor's fee accrues daily at an annual nominal rate of 0.40% of the euro in the Trust"
(Pages 24, 28 and 39).

The Sponsor will pay from its fee almost every expense of the Trust. The
Depositary Trust Agreement provides that "the Sponsor shall be responsible for all organizational expenses of the Trust, and for the following administrative and marketing expenses of the Trust: the Trustee's monthly fee, routine transaction and maintenance fees charged by the Depository, listing fees of the
Exchange, registration fees charged by the Commission, printing and mailing costs, audit fees, legal fees and expenses not in excess of $100,000 per year and applicable license fees."

JACKSONVILLE   NEW YORK     BOSTON     SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES    ORLANDO      BRUSSELS   SAN FRANCISCO       TOKYO
MADISON        SACRAMENTO   CHICAGO    SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE      SAN DIEGO    DETROIT    TALLAHASSEE         WEST PALM BEACH

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Securities and Exchange Commission
Division of Corporation Finance
October 25, 2005

In certain exceptional cases the Trust will pay for some expenses. These exceptions include expenses other than those assumed by the Sponsor as outlined in the preceding paragraph, taxes and governmental charges, expenses and costs of any extraordinary services performed by the Trustee or the Sponsor on behalf of the Trust or action taken by the Trustee or the Sponsor to protect the Trust or the interests of Shareholders, indemnification of the Sponsor under the
Depositary Trust Agreement, and legal fees and expenses in excess of $100,000 per year.

The only ordinary recurring fee not borne by the Sponsor is the Trustee's fee of
$500 for each creation or redemption, to be paid by the Authorized Participant submitting the order. The Trustee's fee will not be contributed to the Trust.

Because all ordinary expenses of the Trust will be paid by the Sponsor, and because the Sponsor's annualized fee of 0.40% of the euro in the Trust is disclosed prominently in the Prospectus, we see no need to disclose the amounts of other fees (to be paid by the Sponsor).

12. We note your reference to Euro Currency Trust securities as a
"cost-effective" way to access the market for euros. However, a shareholder would be subject to fees totaling as much as 4.8% per annum or more while their capital is invested in the Trust's securities. Please balance your discussion on page 2, as well as the similar discussion on page 18, to discuss the fees that an investor is subject to when investing in the securities rather than directly in the currency.

Response: As described above in response to comment 11, the annualized fee paid by Trust, hence the Shareholders, is expected to be 0.40% of the euro in the
Trust. Consequently, we believe that the description of the Shares as a
"cost-effective" way to access the market for euro is proper and requires no modification.

THE OFFERING, PAGE 3

13. Add a section that clarifies that investors are subject to any fees charged by their brokerage in order to purchase or trade the Trust's securities.

Response: We have added the following sentence to this section (Page 9 and 47):
"A Shareholder who buys or sells Shares from, to, or through a broker-dealer should expect to be charged a commission by the broker-dealer for effecting the transaction. Investors are encouraged to review the terms of their brokerage accounts for details on applicable commissions or charges."

SUMMARY FINANCIAL CONDITION, PAGE 8

JACKSONVILLE   NEW YORK     BOSTON     SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES    ORLANDO      BRUSSELS   SAN FRANCISCO       TOKYO
MADISON        SACRAMENTO   CHICAGO    SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE      SAN DIEGO    DETROIT    TALLAHASSEE         WEST PALM BEACH

[FOLEY LOGO]

Securities and Exchange Commission
Division of Corporation Finance
October 25, 2005

14A. We note your response to comment number 18. We see that you deleted the example that we mentioned, however, it is unclear whether or not the $1 million fee will still be borne ultimately by the investor. Please tell us if this fee still exists and if it will be borne by the investor.

Response: The Depositary Trust Agreement and the prospectus provide that the
Sponsor will pay for all of the organizational expenses of the Trust. Please see our response to comment 11.

14B. Also, please revise to disclose:

     a. if you anticipate any non-ordinary recurring expenses; and

Response: The Trust does not anticipate any non-ordinary recurring expenses of the Trust that will be paid from the Trust's assets. We have added the following sentence to "The Offering-Trust Expenses": "The Trust and the Sponsor do not
anticipate any non-ordinary recurring expenses that will be paid from the Trust"
(Page 8).

     b. what types of "other Trust expenses" in terms of frequency and magnitude that might arise from time to time as mentioned on page 4.

Response: These "other Trust expenses" include expenses not assumed by the
Sponsor, taxes and governmental charges, expenses and costs of any extraordinary services performed by the Trustee or the Sponsor on behalf of the Trust or action taken by the Trustee or the Sponsor to protect the Trust or the interests of Shareholders, indemnification of the Sponsor under the Depositary Trust
Agreement and legal fees and expenses in excess of $100,000 per year. Although the Trust cannot definitively state the frequency or magnitude of such expenses, the Trust predicts that they will occur infrequently, if at all, and they will probably be insignificant in amount compared to the value of the Trust.

THE INTEREST RATE EARNED BY THE TRUST, ALTHOUGH COMPETITIVE, MAY NOT BE THE...,

15. We note your response to comment number 29, however, given the materiality of the termination of the Trust, this should be included as a risk factor.
Please revise your disclosure.

Response: We have revised the second full risk factor on page 14 to disclose that the Sponsor may terminate the Trust if the Depository were to resign or be removed and that terminating the Trust could harm Shareholders.

CREATION AND REDEMPTION OF SHARES, PAGE 27

16. We note your response to comment number 14. Please revise to make it clear from the diagram that the investors can also sell their shares.

JACKSONVILLE   NEW YORK     BOSTON     SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES    ORLANDO      BRUSSELS   SAN FRANCISCO       TOKYO
MADISON        SACRAMENTO   CHICAGO    SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE      SAN DIEGO    DETROIT    TALLAHASSEE         WEST PALM BEACH

[FOLEY LOGO]

Securities and Exchange Commission
Division of Corporation Finance
October 25, 2005

Response: The diagram has been revised to show that investors can buy and sell
Shares on the New York Stock Exchange. The diagram is being sent to you as a separate Microsoft Word file.

TRUST EXPENSES, PAGE 20

17. We note your response to comment number 33. The investor needs clear disclosure on fees so that the price of the security tracks the euro and the fees do not distort the price. Given the impact that expenses have on the return to investors, please revise to disclose a table or diagram in accordance with the prior comment number 33.

Response: As described in our response to comment 11, the fees paid by
Shareholders are expected to be 0.40% per annum. We have added the following in the section titled "Investment Attributes of the Trust--Trust Expenses": "an
investment of $10,000 in Shares will incur an annual fee of approximately $40 or approximately $200 over five years. Additionally, investors should expect to pay customary brokerage fees and expenses for each purchase or sale of Shares. An
Authorized Participant will pay a $500 transaction fee to the Trustee, which will not be contributed to the Trust, for each creation or redemption order"
(Pages 24-25).

18. Provide the staff, with a view towards improved disclosure, with a chart or tabular presentation showing all fees that may be charged on an investment in the Trust or may be charged to the Trust and paid out of the Trust's assets.

Response: Please see our responses to comment 11 and comment 17. For the reasons given in those responses, as discussed with you by telephone, we are not providing a chart or table.

DESCRIPTION OF THE DEPOSITARY TRUST AGREEMENT, PAGE 26

19. The deposit of the euros appears to be commingled with other depositors, which could create a credit risk in the event of insolvency claims. Please disclose whether or not euros that are deposited into the account are individually allocated, and if not, please include a risk factor in this regard.

Response: The euro are commingled in a single account maintained by the
Depository. We have revised the first full risk factor on page 12 to state that this commingling of euro poses a credit risk in the event of the insolvency of the Depository.

EXPENSES OF THE TRUST, PAGE 33

20. We note your statement that the main expenses that the Trust will incur will be the 0.40% monthly management fee paid to the Sponsor. Please revise this section to discuss how the fees owed

JACKSONVILLE   NEW YORK     BOSTON     SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES    ORLANDO      BRUSSELS   SAN FRANCISCO       TOKYO
MADISON        SACRAMENTO   CHICAGO    SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE      SAN DIEGO    DETROIT    TALLAHASSEE         WEST PALM BEACH

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Securities and Exchange Commission
Division of Corporation Finance
October 25, 2005

to the Distributor and to Foley & Lardner LLP will be paid. Also, please explain when extra expenses will come out of the Sponsor's fee and when they will be charged directly to the Trust.

Response: Please see our responses to comment 11 and comment 17. For the reasons given in those responses, as discussed with you by telephone, we are not providing additional fee disclosure.

LEGAL MATTERS, PAGE 41

21. Revise this section or another portion of the prospectus to identify the amount of the annual fee paid to Foley & Lardner LLP.

Response: Please see our responses to comment 11 and comment 17. For the reasons given in those responses, as discussed with you by telephone, we are not providing additional fee disclosure.

SIGNATURE PAGE

22. Revise to include the signatures of a majority of the members of the board of directors of PADCO Advisors. Please refer to Instruction 1 to the signature page of Form S-1.

Response: The signature page has been changed to reflect the reality that Rydex
Specialized Products LLC is now the Sponsor of the Trust. Accordingly, Amendment
No. 2 has been signed by all of the managers of Rydex Specialized Products LLC.

EXHIBIT 5.1

23. Please revise to disclose in your legal opinion your determination of whether or not the securities are duly authorized.

Response: The form of opinion letter included in Amendment No. 2 has been revised to state that the securities are duly authorized.

24. Please revise the last paragraph to remove the implication that receipt purchasers cannot rely upon this opinion.

Response: This implication has been removed.

25. In the first full paragraph on page 2 of your legal opinion, you assume that
"the party who executed the document had proper authority." Counsel cannot assume that the officers signing the certificates have the legal authority to do so; this is a conclusion of law which is a necessary requirement of the legal opinion.

JACKSONVILLE   NEW YORK     BOSTON     SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES    ORLANDO      BRUSSELS   SAN FRANCISCO       TOKYO
MADISON        SACRAMENTO   CHICAGO    SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE      SAN DIEGO    DETROIT    TALLAHASSEE         WEST PALM BEACH

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Securities and Exchange Commission
Division of Corporation Finance
October 25, 2005

Response: We have removed this assumption from the opinion.

26. Please revise this opinion to clarify that the representations or statements of officers and directors upon which you rely or upon which you base your assumptions are factual in nature and do not constitute legal conclusions. For example, in the first full paragraph on page 2 of your legal opinion you assume that all representations and statements set forth in certain documents are true and correct. Please revise your disclosure accordingly.

Response: We have made revisions to clarify that we have only relied on factual assumptions.

EXHIBIT 8.1

27. Please revise the last paragraph to remove the language limiting reliance upon the tax opinion to the addressee of the opinion. Any implication that purchasers of the Trust's receipts cannot rely upon the opinion is inappropriate.

Response: This implication has been removed.

STATEMENT OF FINANCIAL CONDITION, PAGE F-3

28. Please revise the line item "Redeemable Capital Shares..." to reflect the number of shares issued and outstanding and the number of shares authorized for issuance. Refer to Regulation S-X, Rule 5-02.30.

Response: We have revised the line item "Redeemable Capital Shares" as requested.

NOTES TO FINANCIAL STATEMENT, PAGE F-4

NOTE 2D: REVENUE RECOGNITION

29. Please revise to include a description of the accounting treatment and impact on gains and losses for changes in the exchange rates between trade date and settlement date for euro purchases and redemptions.

Response: We have added the following in the Revenue Recognition footnote (now footnote 2E): "Realized gains and losses are computed on the [FIFO/LIFO/Average cost] basis on the day of conversion to U.S. dollars. The methodology will be specified in audited financial statements to be filed by amendment prior to the effectiveness of the Registration Statement."

30. Please revise this footnote to describe the revenue recognition associated with the sales of euros in order to pay expenses.

JACKSONVILLE   NEW YORK     BOSTON     SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES    ORLANDO      BRUSSELS   SAN FRANCISCO       TOKYO
MADISON        SACRAMENTO   CHICAGO    SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE      SAN DIEGO    DETROIT    TALLAHASSEE         WEST PALM BEACH

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Securities and Exchange Commission
Division of Corporation Finance
October 25, 2005

Response: We have added the following language in the Revenue Recognition footnote (now footnote 2E): "When euro are converted to pay expenses in U.S.
dollars, it is considered a sale of euro for financial statement purposes."

EXHIBIT A (RESPONSE TO COMMENT 48)

GENERAL

31. Please tell us the period for which audited financial statements are to be filed by amendment and the name of your independent auditors.

Response: PricewaterhouseCoopers will be the independent auditors. We will file by amendment an audited Statement of Financial Condition reflecting the one
Share to be purchased by the Sponsor for 100 euro prior to the effectiveness of the Registration Statement. Please see our response to comment 7A for additional information regarding the Sponsor's purchase of this one Share.

STATEMENT OF FINANCIAL CONDITION

32. For the first period of presentation of financial condition, please revise the description of the period to reflect the first period end.

Response: We believe the Statement of Financial Condition speaks as of a specific date, not a period. Accordingly, we have not revised the description.

33. Please revise the line item "Redeemable Capital Shares..." to reflect the number of shares issued and outstanding and the number of shares authorized for issuance. Refer to Regulation S-X, Rule 5-02.30.

Response: We have revised the line item "Redeemable Capital Shares" as requested.

INCOME STATEMENT

34. You plan to recognize gains and losses from the sales of euros to fund redemptions and from the unrealized euro appreciation. However, euros will also be sold in order to pay the expenses of the Trust. Please revise your realized gain (loss) caption accordingly.

Response: We have revised the caption to state: "Realized gain/loss on euro sold to fund redemptions or pay fund expenses."

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

JACKSONVILLE   NEW YORK     BOSTON     SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES    ORLANDO      BRUSSELS   SAN FRANCISCO       TOKYO
MADISON        SACRAMENTO   CHICAGO    SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE      SAN DIEGO    DETROIT    TALLAHASSEE         WEST PALM BEACH

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Securities and Exchange Commission
Division of Corporation Finance
October 25, 2005

35. Please revise to label the first line balance at beginning of the period and label the final line balance as of end of the period.

Response: We have revised these labels as requested.

36. Revise this statement or provide disclosure in the footnotes of the changes in the number of shares outstanding for each period for which a statement of operations is required to be presented. Refer to Regulation S-X, Article 5-03.30 for further guidance.

Response: Footnote 3 discloses the changes in the number of shares outstanding for each period for which a statement of operations is presented.

NOTES TO FINANCIAL STATEMENTS-GENERAL

37. Please add a footnote to describe the items included in the balance cash and cash equivalents for use in the statement of cash flows. Refer to paragraph 8 of
SFAS 95.

Response: Footnote 2A describes the items included in the balance cash and cash equivalents for use in the Statement of Cash Flows.

NOTE 2C: FEDERAL INCOME TAXES

38. In your future filings, please expand your disclosures to include the amounts passed through to the shareholders for income tax purposes. Also, disclose a reconciliation of taxable income to book net income.

Response: Future filings will include disclosures to include the amounts passed through to the shareholders for income tax purposes along with a reconciliation of taxable income to book net income.

NOTE 2D: REVENUE RECOGNITION

39. Please revise to include a description of the accounting treatment and impact on gains and losses for changes in the exchange rates between trade date and settlement date for euro purchases and redemptions.

Response: Please see our response to comment 29.

JACKSONVILLE   NEW YORK     BOSTON     SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES    ORLANDO      BRUSSELS   SAN FRANCISCO       TOKYO
MADISON        SACRAMENTO   CHICAGO    SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE      SAN DIEGO    DETROIT    TALLAHASSEE         WEST PALM BEACH

[FOLEY LOGO]

Securities and Exchange Commission
Division of Corporation Finance
October 25, 2005

40. Please revise this footnote to describe the revenue recognition associated with the sales of euros in order to pay expenses.

Response: Please see our response to comment 30.

NOTE 5: RELATED PARTIES

41. Please revise to include the disclosures required under paragraph 2 of SFAS
57.

Response: We have revised footnote 5 to include the disclosures required under paragraph 2 of SFAS 57.

MARKET REGULATION.

42. You indicate that Authorized Participants will pay the Transaction Fee to create and redeem Baskets in dollars. Please indicate whether these payments will be kept in dollar-denominated accounts, and if so, where they will be held, or alternatively converted to Euros and commingled with the Trust's other assets.

Response: The Transaction Fees paid by Authorized Participants are paid to the
Trustee as compensation for its services. The Transaction Fees will not be deposited in the Trust Account and they are not held for the benefit of the
Shareholders. Please contact the undersigned at (313) 234-7103 should you have any questions or comments regarding these responses.

                                        Very truly yours,

                                        FOLEY & LARDNER LLP

                                        By /s/ Patrick Daugherty
                                           -------------------------------------
                                                     Patrick Daugherty

cc:  Mr. Timothy Meyer
     Mr. J. Stuart Thomas

JACKSONVILLE   NEW YORK     BOSTON     SAN DIEGO/DEL MAR   TAMPA
LOS ANGELES    ORLANDO      BRUSSELS   SAN FRANCISCO       TOKYO
MADISON        SACRAMENTO   CHICAGO    SILICON VALLEY      WASHINGTON, D.C.
MILWAUKEE      SAN DIEGO    DETROIT    TALLAHASSEE         WEST PALM BEACH

                                                                       EXHIBIT A

                               EURO CURRENCY TRUST

                        STATEMENT OF FINANCIAL CONDITION

                          At __________________________

ASSETS
Current Assets
Euro Deposits (cash)...............................................   $_________
Receivable for redeemable capital shares sold......................    _________
Total Assets.......................................................   $
                                                                      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accrued Expenses...................................................   $_________
Payable for redeemable capital shares redeemed.....................    _________
Total Liabilities..................................................    _________
Commitments and Contingent Liabilities (Note 7)

Redeemable Capital Shares, at redemption value no par value,
   150,000 authorized - __________ issued and outstanding..........    _________

Retained Earnings..................................................    _________

Total Liabilities and Shareholders' Equity.........................   $
                                                                      ==========

                       See notes to financial statements.

                               EURO CURRENCY TRUST

                                INCOME STATEMENT

     For the period from ____________________ to __________________________

SALES
Realized gain/loss on euro sold to fund redemptions or pay fund
   expenses........................................................   $_________
Unrealized gain/loss on euro-based assets and liabilities..........    _________
Interest Income....................................................   $_________
   Total Income....................................................    _________
EXPENSES
Sponsor's Fee......................................................   $_________

Net Income.........................................................    _________

Earnings per share.................................................   $_________
Weighted-average shares outstanding................................    _________

                       See notes to financial statements.

                               EURO CURRENCY TRUST

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

     For the period from ____________________ to __________________________

                                                                       TOTAL
                                                                   SHAREHOLDERS'
                                                                      EQUITY
                                                                   -------------
Balance, Beginning of Period....................................     $_________
Net Income......................................................      _________

Adjustment of redeemable capital shares to redemption value.....      _________

Balance, End of Period..........................................     $_________

                       See notes to financial statements.

                               EURO CURRENCY TRUST

                             STATEMENT OF CASH FLOWS

     For the period from ____________________ to __________________________

Cash received to purchase redeemable capital shares................   $_________
Cash paid to redeem redeemable capital shares......................    _________
Cash paid for expenses.............................................    _________
Net cash provided by operating activities..........................    _________

Increase (decrease) in cash........................................    _________
Cash, beginning of the year........................................    _________

Cash, end of the year..............................................   $_________

Supplemental disclosure of non-cash information....................    _________
Carrying value of euro received for creation of shares.............   $_________
Carrying value of euro distributed for redemption of shares at
   average cost....................................................   $_________

                       See notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF THE TRUST

The Euro Currency Trust (the "Trust") was formed under the laws of New York on
_______, 2005. The sponsor is Rydex Specialized Products LLC d/b/a "Rydex
Investments" (the "Sponsor"), a Delaware limited liability company whose sole member is PADCO Advisors II, Inc. (also d/b/a/ "Rydex Investments"). The Sponsor is responsible for, among other things, overseeing the performance of the
Trustee and the Trust's principal service providers. The trustee, The Bank of
New York (the "Trustee"), is responsible for the day-to-day administration of the Trust.

The investment objective of the Trust is for the Trust's shares (the "Shares")
to reflect the price of the euro. The Trust's assets will consist only of euro on demand deposit in a euro-denominated, interest-bearing account at JPMorgan
Chase Bank N.A., London Branch (the "Depository"). The Trust will offer a vehicle for investors to own and trade euro based on a share-certificate format.

The Trustee will terminate the Trust if: (i) the Sponsor resigns or is unable to perform its duties or becomes bankrupt or insolvent and the Trustee does not appoint a successor and does not agree to act as sponsor; or (ii) Shareholders holding at least 75% of the outstanding Shares notify the Trustee that they elect to terminate the Trust.

The Sponsor may, in its sole discretion, elect to terminate the Trust if: (i)
the net asset value of the Trust remains less than $100 million for 30 consecutive business days at any time after the first 90 days of the Shares being offered on the New York Stock Exchange; (ii) at any time after the first anniversary of the Trust's formation the net asset value of the Trust is less than $300 million for five consecutive trading days; (iii) the Trust ceases to be treated as or fails to qualify for treatment as a grantor trust for U.S.
federal income taxes; or (iv) other events occur, as outlined in this
Registration Statement.

The Trustee may, in its sole discretion, elect to terminate the Trust if 60 days have elapsed since the Trustee gave the Sponsor notice of its election to resign and no successor trustee appointed by the Sponsor has accepted appointment as
Trustee.

In any event, the Trust will terminate on [_______], 2045. See "Description of the Trust Agreement--Termination of the Trust."

2. SIGNIFICANT ACCOUNTING POLICIES

A. EURO DEPOSITS

Euro Deposits consists of a euro-denominated, interest-bearing demand account.

B. USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

C. FOREIGN CURRENCY TRANSLATION

Foreign Currency Translation

Euro deposits (cash) are translated at the Noon Buying Rate, which is the
USD/euro exchange rate as determined and published by the Federal Reserve Bank of New York as of 12:00 PM (New York time) on each day that the New York Stock
Exchange is open for regular trading. Income is translated at the average exchange rates during the year. Expenses are paid in U.S. dollars. Transaction and translation gains and losses are reflected in earnings.

D. FEDERAL INCOME TAXES

The Trust is treated as a "grantor trust" for federal income tax purposes and, therefore, no provision for federal income taxes is required. Interest, gains and losses are "passed through" to the holders of Shares of the Trust.

E. REVENUE RECOGNITION

Interest is accrued as earned. When euro are converted to pay expenses in U.S.
dollars, it is considered a sale of euro for financial statement purposes.
Realized gains and losses on the sale of euro are computed on the
[FIFO/LIFO/Average cost] basis, on the day of conversion to U.S. dollars.
Realized gains and losses on sales of euro are computed on the
[FIFO/LIFO/Average cost] basis, on the day of conversion to U.S. dollars.

When Shares are redeemed in baskets of euro, it is considered a sale of euro for financial statement purposes. Realized gains and losses on sales of euro are computed on the [FIFO/LIFO/Average cost] basis, on the redemption date. Foreign currency gains and losses incurred between transaction date and settlement date are included in earnings.

3. REDEEMABLE CAPITAL SHARES

Shares are classified as "redeemable" for financial statement purposes, since they are subject to redemption. Shares are issued and redeemed continuously in
Baskets of 50,000 Shares in exchange for euro. Individual investors cannot purchase or redeem Shares in direct transactions with the Trust. Authorized
Participants are the only persons that may place orders to create and redeem
Baskets. An Authorized Participant is a Depository Trust Company participant that is a registered broker-dealer or other institution eligible to settle securities transactions though the book-entry facilities of the Depository Trust
Company and which has entered into a contractual arrangement with the Trust and the Sponsor governing, among other matters, the creation and redemption process.
Authorized Participants may redeem their Shares at any time in the prescribed aggregations of 50,000 Share Baskets.

The Trustee will calculate the Trust's net asset value ("NAV") each business day. To calculate the NAV, the Trustee will subtract the Sponsor's accrued fee for the current day from the euro held by the Trust (including all unpaid interest accrued through the preceding day) and calculate the value of the euro in U.S. dollars based upon the Noon Buying Rate as determined by the Federal
Reserve Bank of New York. If, on a particular Evaluation Day, the Noon Buying
Rate has not been determined and announced by 2:00 PM (New York time), then the most recent Federal Reserve Bank of New York determination of the Noon Buying
Rate shall be used to determine the NAV of the Trust unless the Trustee, in consultation with the Sponsor, determines that such price is inappropriate to use as the basis for such valuation. In the event that the Trustee and the
Sponsor determine that the most recent Federal Reserve Bank of New York determination of the Noon Buying Rate is not an appropriate basis for valuation of the Trust's euro, they shall determine an alternative basis for such evaluation to be employed by the Trustee. The Trustee also determines the NAV per Share, which equals the NAV of the Trust divided by the number of outstanding Shares. Shares deliverable under a purchase order are considereded outstanding for purposes of determining NAV per Share; Shares deliverable under a redemption order are not considered outstanding for this purpose.

Due to expected continuing sales and redemption of capital stock and the three-day period for settlement of the Shares, the Trust reflects Shares sold as a receivable, rather than as contra equity. Shares redeemed are reflected as a liability on the trade date. Outstanding Shares are reflected at redemption value, which is the net asset value per share at the period ended date.

Activity in redeemable capital Shares is as follows:

                                                          Shares   Amount
                                                          ------   ------
Balance at the opening of business on ___________, 2005            $
Shared redeemed
Shares issued
Adjustment to redemption value
Balance at close of business on _____________, 2005

4. EXPENSES

The Sponsor's fee accrues daily at an annual nominal rate of 0.40% of the euro in the Trust (including all unpaid interest

but excluding unpaid fees, each as accrued through the immediately preceding day) and is paid monthly.

The Sponsor has agreed to assume and pay the following administrative and marketing expenses incurred by the Trust: the Trustee's monthly fee, NYSE listing fees, SEC registration fees, typical maintenance and transaction fees of the Depository, printing and mailing costs, audit fees and expenses, and up to
$100,000 per year in legal fees and expenses. The Sponsor has also paid the costs of the Trust's organization and the initial sales of the Shares.

In certain exceptional cases the Trust will pay for some expenses. These exceptions include expenses not assumed by the Sponsor (i.e., expenses identified in the preceding paragraph), taxes and governmental charges, expenses and costs of any extraordinary services performed by the Trustee or the Sponsor on behalf of the Trust or action taken by the Trustee or the Sponsor to protect the Trust or the interests of Shareholders, indemnification of the Sponsor under the Depositary Trust Agreement, and legal fees and expenses in excess of
$100,000 per year.

5. RELATED PARTIES

The Sponsor and the Trustee are related parties relative to the Trust. The
Sponsor generally oversees the performance of the Trustee and the Trust's principal service providers, but does not exercise day-to-day oversight over the
Trustee or the Trust's service providers. The Trustee is generally responsible for the day-to-day administration of the Trust. This includes paying the Trust's expenses, including selling the Trust's euro, if needed, calculating the NAV of the Trust and the NAV per Share each business day, receiving and processing orders from Authorized Participants to create and redeem Baskets and coordinating the processing of such orders with the Depository and DTC.

Affiliates of the Trustee along with the Depository and its affiliates may from time to time act as Authorized Participants or purchase or sell Shares for their own account, as agent for their customers and for accounts over which they exercise investment discretion.

6. CONCENTRATION RISK

Substantially all of the Trust's assets are holdings of euro, which creates a concentration risk associated with fluctuations in the price of euro.
Accordingly, a decline in the price of euro will have an adverse effect on the value of the Shares of the Trust. Factors that may have the effect of causing a decline in the price of euro include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, investment and trading activities of institutions, and global or regional political, economic or financial events and situations. Substantial sales of euro by the official sector (central banks, other governmental agencies and related institutions that buy, sell and hold euro as part of their reserve assets) could adversely affect an investment in the Shares.

7. COMMITMENTS AND CONTINGENCIES

Under the Trust's organizational documents, the Sponsor is indemnified against any liability or expense it incurs without negligence, bad faith or willful misconduct on its part. The Trust's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Trust that have not yet occurred.